Exhibit 99.57

Form 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to common shares in the capital of:

Skeena Resources Limited (the “Issuer”)

Suite # 650 - 1021 West Hastings Street

Vancouver, BC V6E 0C3

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Acquisition of common shares pursuant to an overnight marketed public offering

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Deutsche Balaton Aktiengesellschaft (“DB“)

Ziegelhaeuser Landstrasse 1

69120 Heidelberg

Germany

DB’s principal business is to invest its own funds.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On November 11, 2020, the Issuer announced overnight marketed public offering of common shares offering 17,021,277 common shares at a price of C$2.35 per share for gross proceeds of C$40.0 million. The Issuer has granted to the Underwriters an option to purchase additional common shares on the same terms as the offering for up to 15% of the common shares sold in the offering to cover over-allotments. If the over-allotment option is exercised in full, the total gross proceeds to the Company will be C$46.0 million. In the overnight marketed public offering DB acquired 205,000 common shares of the Issuer, DU acquired 817,000 common shares of the Issuer and SP acquired 511,000 common shares of the Issuer. On November 17, 2020, the Issuer announced that it has closed the public offering announced on November 11, 2020. The Issuer collected gross proceeds of approximately C$46.0 Million from the sale of 19,574,468 common shares at a price of C$2.35 per share.

2.3	State the names of any joint actors.

DELPHI Unternehmensberatung AG (“DU“)

Ziegelhaeuser Landstrasse 1

69120 Heidelberg

Germany

DU’s principal business is to invest its own funds.

Sparta AG (“SP“)

Ziegelhaeuser Landstrasse 1

69120 Heidelberg

Germany

SP’s principal business is to invest its own funds.

AEE Ahaus-Enscheder AG (“AEE“)

Ziegelhaeuser Landstrasse 1

69120 Heidelberg

Germany

AEE’s principal business is to invest its own funds.

(together the “Joint Actors“)

DB owns a majority interest in SP and AEE. DU indirectly owns a majority interest in DB.

Wilhelm Konrad Thomas Zours, an individual and the sole member of the board of management of DU, owns a majority interest in DU.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Prior to the acquisitions DB held 4,034,924 common shares of the Issuer representing 2.1% of the issued and outstanding common shares of the Issuer.

Prior to the acquisitions DU held 14,078,081 common shares of the Issuer representing 7.2% of the issued and outstanding common shares of the Issuer.

Prior to the acquisitions SP held 10,482,468 common shares of the Issuer representing 5.4% of the issued and outstanding common shares of the Issuer.

Prior to the acquisitions AEE held 50,000 common shares of the Issuer representing 0.0% of the issued and outstanding common shares of the Issuer.

Together, prior to the acquisitions DB and the Joint Actors held 28,645,473 common shares of the Issuer representing 14.7% of the issued and outstanding common shares of the Issuer.

DB and the Joint Actors acquired 1,533,000 common shares of the Issuer representing 0.7% of the new issued and outstanding common shares of the Issuer through the participation in a public offering.

As a result of the acquisitions DB now has ownership and control of 4,239,924 common shares of the Issuer representing 2.0% of the issued and outstanding common shares of the Issuer.

As a result of the acquisitions DU now has ownership and control of 14,895,081 common shares of the Issuer representing 7.0% of the issued and outstanding common shares of the Issuer.

As a result of the acquisitions SP now has ownership and control of 10,993,468 common shares of the Issuer representing 5.1% of the issued and outstanding common shares of the Issuer.

As a result of the acquisitions AEE now has ownership and control of 50,000 common shares of the Issuer representing 0.0% of the issued and outstanding common shares of the Issuer.

As a result of the acquisitions together DB and the Joint Actors now have ownership and control of 30,178,473 common shares of the Issuer representing 14.1% of the new issued and outstanding common shares of the Issuer.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

DB and the Joint Actors acquired 1,533,000 common shares of the Issuer representing 0.7% of the new issued and outstanding common shares of the Issuer through the participation in a public offering. On November 17, 2020, DB and the Joint Actors acquired common shares of the Issuer for the first time after ownership had surpassed the 2% threshold through an Issuer Event, triggering the filing of an additional Early Warning Report.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Prior to the recent acquisition DB held 4,034,924 common shares of the Issuer representing 2.1% of the issued and outstanding common shares of the Issuer.

Prior to the recent acquisition DU held 14,078,081 common shares of the Issuer representing 7.2% of the issued and outstanding common shares of the Issuer.

Prior to the recent acquisition SP held 10,482,468 common shares of the Issuer representing 5.4% of the issued and outstanding common shares of the Issuer.

Prior to the recent acquisition AEE held 50,000 common shares of the Issuer representing 0.0% of the issued and outstanding common shares of the Issuer.

Together, prior to the recent acquisition DB and the Joint Actors held 28,645,473 common shares of the Issuer representing 14.7% of the issued and outstanding common shares of the Issuer.

As a result of the acquisitions DB now has ownership and control of 4,239,924 common shares of the Issuer representing 2.0% of the issued and outstanding common shares of the Issuer.

As a result of the acquisitions DU now has ownership and control of 14,895,081 common shares of the Issuer representing 7.0% of the issued and outstanding common shares of the Issuer.

As a result of the acquisitions SP now has ownership and control of 10,993,468 common shares of the Issuer representing 5.1% of the issued and outstanding common shares of the Issuer.

As a result of the acquisitions AEE now has ownership and control of 50,000 common shares of the Issuer representing 0.0% of the issued and outstanding common shares of the Issuer.

As a result of the acquisitions together DB and the Joint Actors now have ownership and control of 30,178,473 common shares of the Issuer representing 14.1% of the new issued and outstanding common shares of the Issuer.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The 1,533,000 common shares of the Issuer acquired in connection with the public offering were acquired at a price of C$2.35 per share totaling C$3,602,550.00

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 4.1 above.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer.

The acquisition was made solely for investment purposes.

Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

DB and the Joint Actors may, depending on various factors      including,      without limitation, market and other conditions, increase or decrease his beneficial ownership, control or direction over Shares or other securities of the Issuer, through market transactions, private agreements, treasury is suances, exercises of convertible securities or otherwise.

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

Not applicable.

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

Not applicable.

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

Not applicable.

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

Not applicable.

(f)	a material change in the reporting issuer’s business or corporate structure;

Not applicable.

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

Not applicable.

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

Not applicable.

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

Not applicable.

(j)	a solicitation of proxies from securityholders;

Not applicable.

(k)	an action similar to any of those enumerated above.

Not applicable.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

The acquiror must certify that the information in this report is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his or her authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

17 November 2020
Date

(signed) "Rolf Birkert"
Signature

Rolf Birkert (CEO / Member of the Board)
Name/Title